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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

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                             JPS PACKAGING COMPANY
                      (Name of Subject Company (Issuer))

                             JPS ACQUISITION, INC.
                       PECHINEY PLASTIC PACKAGING, INC.
                      (Name of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   46623H102
                     (CUSIP Number Of Class Of Securities)

                        Mike J. Hoover, General Counsel
                          8770 West Bryn Mawr Avenue
                                Mail Suite 06H
                         Chicago, Illinois 60631-3542
                           Telephone: (773) 399-8000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                With a Copy to:

                              Robert Bouma, Esq.
                             Heidi J. Steele, Esq.
                            McDermott, Will & Emery
                             227 W. Monroe Street
                            Chicago, Illinois 60606
                           Telephone: (312) 372-2000

                           CALCULATION OF FILING FEE

           Transaction valuation*                        Amount of filing fee*
           ----------------------                        ---------------------
                $45,522,016                                    $9,104.41

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*  For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 5,791,605 shares of common stock of JPS Packaging Company at $7.86 per share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not applicable.
                                        Filing Party: Not applicable.
     Form or Registration No.: Not applicable.
                                        Date Filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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   This Tender Offer Statement on Schedule TO is filed by Pechiney Plastic
Packaging, Inc., a Delaware corporation ("Parent"), and JPS Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of JPS Packaging Company, a Delaware corporation (the "Company"), at $7.86 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10. Financial Statements Of Certain Bidders.

   Not applicable.

Item 12. Exhibits.

     (a)(1) Offer to Purchase, dated October 30, 2000

     (a)(2) Letter of Transmittal

     (a)(3) Notice of Guaranteed Delivery

            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
     (a)(4) Other Nominees

     (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees

            Guidelines for Certification of Taxpayer Identification Number on
     (a)(6) Substitute Form W-9

     (a)(7) Text of Press Release, dated October 2, 2000, issued by the Company

     (a)(8) Text of Press Release, dated October 16, 2000, issued by Parent
            (incorporated by reference to the Schedule TO-C filed with the Securities and Exchange Commission by Parent on October 17, 2000)

     (a)(9) Text of Press Release, dated October 30, 2000, issued by Parent

     (b)    Not applicable

     (d)(1) Agreement and Plan of Merger, dated as of October 13, 2000, by and among Parent, the Purchaser and the Company

            Confidentiality Agreement between Parent and the Company, dated as
     (d)(2) of August 2, 2000

     (d)(3) Irrevocable Proxy Agreement dated October 13, 2000 by and among
            Parent, Purchaser and the other parties signatory thereto

     (d)(4) Form of Stock Option Agreement between Purchaser and the Company

     (g)    Not applicable

     (h)    Not applicable

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Pechiney Plastic Packaging, Inc.

                                            /s/ Michael J. Hoover
                                          By: _________________________________

                                            Name: Michael J. Hoover

                                            Title: Vice President, General
                                                Counsel and Secretary

                                          JPS Acquisition, Inc.

                                            /s/ Michael J. Hoover
                                          By: _________________________________

                                            Name: Michael J. Hoover

                                            Title: Secretary

Dated: October 30, 2000


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